Exhibit 8.2

October 21, 2011

Boards of Directors

Polonia MHC

Polonia Bancorp

Polonia Bank

(New) Polonia Bancorp, Inc.

3993 Huntingdon Pike

Third Floor

Huntingdon Valley, PA 19006

Board Members:

You have requested our opinion regarding certain Pennsylvania and Maryland tax consequences to Polonia MHC (the “Mutual Holding Company”), Polonia Bancorp (the “Mid-Tier Holding Company”), Polonia Bank (the “Bank”), and Polonia Bancorp, Inc. (the “Holding Company”) as a result of the conversion of the Mutual Holding Company, a federal mutual holding company, into the capital stock form of organization (the “Conversion”) pursuant to the transactions described below. Capitalized terms used but not defined herein shall have the same meaning as set forth in the Plan of Conversion and Reorganization (the “Plan”).

BACKROUND

Our Pennsylvania and Maryland tax opinion is in addition to the Federal Income Tax Opinion of Kilpatrick, Townsend, & Stockton, LLP, which we have reviewed. The proposed transactions and the facts, assumptions, and representations outlined and set forth in the Federal Tax Opinion are also used herein.

Our opinion is based upon: (1) the facts and circumstances of the Plan, including the representations of the parties involved, as described in the Federal Tax Opinion; (2) current provisions of Pennsylvania and Maryland law; (3) the Federal Tax Opinion referred to previously; (4) the understanding that only the specific Pennsylvania and Maryland issues and tax consequences opined upon herein are covered by this tax opinion, and no other federal, state, or local taxes of any kind were considered; (5) your understanding that this opinion is not binding on the state revenue authorities or the courts and should not be considered a representation, warranty, or guarantee that the state revenue authorities or the courts will concur with your opinion; and (6) the assumption that the Conversion will not result in the recognition of gain, income, or loss on the books of any of the parties involved, under generally accepted accounting principles.

S.R. Snodgrass, A.C. * 2100 Corporate Drive, Suite 400 * Wexford, Pennsylvania 15090-8399 * Phone: (724) 934-0344 * Facsimile: (724) 934-0345

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STATEMENT OF FACTS

The Boards of Directors of the Mutual Holding Company, the Holding Company, the Mid-Tier Holding Company, and the Bank have adopted the Plan to provide for the conversion of the Mutual Holding Company from a federally chartered mutual holding company to the capital stock form of organization. A new Maryland stock corporation, the Holding Company, was incorporated on August 26, 2011, as part of the Conversion and will succeed to all the rights and obligations of the Mutual Holding Company and the Mid-Tier Holding Company and will issue Holding Company Common Stock in the Conversion.

The Plan will be effected as follows:

1.    The Mid-Tier Holding Company will establish the Holding Company as a first-tier, Maryland-chartered stock holding company subsidiary.

2.    The Mutual Holding Company will merge with and into the Mid-Tier Holding Company (the “MHC merger”). The members of the Mutual Holding Company will automatically, without any further action on the part of the holders thereof, constructively receive liquidation interests in the Mid-Tier Holding Company in exchange for their liquidation interests in the Mutual Holding Company.

3.    Immediately after the MHC merger, the Mid-Tier Holding Company will merge with and into the Holding Company (the “Mid-Tier Merger”), with the Holding Company as the resulting entity. As part of the Mid-Tier Merger, the liquidation interests in the Mid-Tier Holding Company constructively received by the members of the Mutual Holding Company immediately prior to the Conversion will automatically, without further action on the part of the holders thereof, be exchanged for an interest in the Liquidation Account, and the shares of Mid-Tier Holding Company Common Stock held by Minority Stockholders will be converted into and become the right to receive Holding Company Common Stock based on the Exchange Ratio.

4.    Immediately after the Mid-Tier Merger, the Holding Company will offer for sale its common stock in the Offering.

5.    The Holding Company will contribute at least 50% of the net proceeds of the Offering to the Bank in exchange for common stock of the Bank and the Bank Liquidation Account.

Following the Conversion, a Liquidation Account will be maintained by the Holding Company for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain their deposit accounts with the Bank. Pursuant to the Plan, the Liquidation Account will be equal to the product of (a) the percentage of the

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outstanding shares of the Common Stock of the Mid-Tier Holding Company owned by the Mutual Holding Company multiplied by (b) the Mid-Tier Holding Company’s total stockholders’ equity as reflected in the latest statement of financial condition contained in the final offering Prospectus utilized in the Conversion. In turn, the Bank will hold the Bank Liquidation Account. The terms of the Liquidation Account and the Bank Liquidation Account, which supports the payment of the Liquidation Account in the event the Holding Company lacks sufficient net assets, are described in the Plan.

All of the then-outstanding shares of Mid-Tier Holding Company Common Stock owned by the Minority Stockholders will be converted into and become shares of Holding Company Common Stock pursuant to the Exchange Ratio that ensures that, after the Conversion, Minority Stockholders will own in the aggregate the same percentage of Holding Company Common Stock as they held Mid-Tier Holding Company Common Stock immediately prior to the Conversion, exclusive of Minority Stockholders’ purchases of additional shares of Holding Company Common Stock in the Offering and receipt of cash in lieu of fractional shares. Immediately following the Mid-Tier Merger, additional shares of Holding Company Common Stock will be sold to depositors, certain borrowers, former shareholders of the Bank and Mid-Tier Holding Company and to members of the public in the Offering.

As a result of the Mid-Tier Merger and the MHC Merger, the Holding Company will be a publicly-held corporation; will register the Holding Company Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and will become subject to the rules and regulations thereunder and file periodic reports and proxy statements with the SEC. The Bank will become a wholly owned subsidiary of the Holding Company and will continue to carry on its business and activities as conducted immediately prior to the Conversion.

The stockholders of the Holding Company will be the former Minority Stockholders of the Mid-Tier Holding Company immediately prior to the MHC Merger, plus those persons who purchase shares of Holding Company Common Stock in the Offering. Nontransferable rights to subscribe for the Holding Company Common Stock have been granted, in order of priority, to depositors of the Bank who have account balances of $50.00 or more as of the close of business on January 31, 2010 (“Eligible Account Holders”); depositors of the Bank who have account balances of $50.00 or more as of the close of business on the Supplemental Eligibility Record Date (“Supplemental Eligible Account Holders”); and depositors of the Bank as of the Voting Record Date (other than Eligible Account Holders and Supplemental Eligible Account Holders) and borrowers of the Bank as of June 30, 2006, whose borrowings remain outstanding as of the Voting Record Date (collectively, “Other Members”). Subscription rights are nontransferable. The Holding Company will also offer shares of Holding Company Common Stock not subscribed for in the subscription offering, if any, for sale in a community offering to certain members of the general public.

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The Federal Tax Opinion of Kilpatrick, Townsend, & Stockton, LLP states that the MHC Merger and the Mid-Tier Merger both qualify as tax-free reorganizations within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code (the “Code”) and Section 368(a)(1)(F) of the Code, respectively. In addition, no gain or loss will be recognized for federal tax purposes upon the receipt of assets under a number of Code sections, including Sections 361(a), 361(c), 357(a), 1032(a), and 354. Also, the holding period and basis of the assets will carry over to the new owners under a number of Code sections, including Sections 362(b) and 1223(2). The Federal Tax Opinion also states that shareholders will have short-term or long-term capital gain or loss for federal tax purposes to the extent that the cash they receive as payment of cash to Minority Stockholders in lieu of fractional shares of Holding Company Common Stock differs from the basis allocable to such fractional shares, in accordance with Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574.

STATE INCOME TAX LAW

PENNSYLVANIA MUTUAL THRIFT INSTITUTIONS TAX (“MTIT”)

Pennsylvania imposes the Pennsylvania MTIT on an institution at the rate of 11.5 percent of its taxable net income [72 P.S. §8502(a)]. An institution is defined as every “savings bank without capital stock, building and loan associations, and savings institutions having capital stock”[72 P.S. §8501]. Net income for MTIT purposes is determined in accordance with generally accepted accounting principles, with certain exceptions and modifications that are generally not pertinent to this analysis [72 P.S. §8502(c)]. However, net income shall be determined on a separate company unconsolidated basis, using cost in lieu of equity accounting for investments in a subsidiary [72 P.S. §8502(c)(1)]. Institutions that are subject to the MTIT are exempt from all other corporate taxes imposed by the Commonwealth of Pennsylvania [72 P.S. §8502(e)].

PENNSYLVANIA CORPORATE NET INCOME (“CNI”) TAX

The Pennsylvania CNI tax is imposed on domestic and foreign corporations and business trusts for the privilege of doing business, carrying on activities, or having capital employed or used or owning property in Pennsylvania at a rate of 9.99 percent of taxable income [72 P.S. §7402]. As stated above, entities subject to the MTIT would be exempt from the CNI tax.

To the extent that the Holding Company has nexus with Pennsylvania, it will be subject to the CNI tax. The Mutual Holding Company and Mid-Tier Holding Company were subject to the CNI tax while in existence.

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Taxable income for CNI tax purposes, where the entire business of a corporation is transacted within Pennsylvania, is defined as “taxable income for the calendar year or fiscal year as returned to and ascertained by the federal government, or in the case of a corporation participating in the filing of consolidated returns to the federal government, the taxable income which would have been returned to and ascertained by the federal government if separate returns had been made to the federal government for the current and prior taxable years, subject, however, to a correction thereof, for fraud, evasion, or error as finally ascertained by the federal government” [72 P.S. §7401(3)1(a)].

There are certain modifications made to federal taxable income to arrive at Pennsylvania taxable income for CNI purposes. For example, adjustments that would increase Pennsylvania taxable income include certain tax expense items deducted for federal taxable income [72 P.S. 7401(3)1(o)] and certain federal depreciation deductions [72 P.S. §7401(3)1(q)]. Adjustments that would decrease Pennsylvania taxable income would include certain federal dividends received [72 P.S. §7401(3)1(b)] and interest on federal obligations [72 P.S. §7401(3)1(b.1)].

PENNSYLVANIA PERSONAL INCOME TAX (“PIT”)

The Pennsylvania PIT is imposed at a rate of 3.07 percent of each class of income deemed to be taxable by Pennsylvania [72 P.S. §7302]. The classes of income includable in taxable income for PIT purposes include compensation; net profits; net gains or income from disposition of property; net gains or income derived from or in the form of rents, royalties, patents and copyrights, dividends, and certain lottery and gambling winnings; and net gains or income derived through estates and trusts [72 P.S. §7303(a)].

Pennsylvania excludes from taxable classes of income “.the exchange of stock or securities in a corporation a party to a reorganization in pursuance of a plan of reorganization, solely for stock or securities in such corporation or in another corporation a party to the reorganization and the transfer of property to a corporation by one or more persons solely in exchange for stock or securities in such corporation if immediately after the exchange such person or persons are in control of the corporation.” [72 P.S. §7303(a)(3)(iv)].

PENNSYLVANIA SALES TAX

Pennsylvania imposes sales tax under 72 P.S. 7202. The basis for imposing this tax is defined as a “sale at retail of tangible personal property” unless it is specifically exempted. A transaction such as the one proposed in the Conversion is not a sale of tangible personal property and would not be subject to the Pennsylvania sales tax.

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PENNSYLVANIA REALTY TRANSFER TAX

Pennsylvania imposes a Realty Transfer Tax under 72 P.S. §8102-C. This tax is a tax assessed on the value of any interest in real estate transferred by deed. Pennsylvania Regulation §91.193 states that a document that merely confirms that an interest in real estate passed by operation of law to a new or surviving corporation under a statutory merger or consolidation is excluded from tax, unless the primary intent of the merger or consolidation is to avoid the tax.

MARYLAND CORPORATE INCOME TAX

Maryland imposes a corporate income tax on corporations doing business in Maryland. The starting point for the Maryland Corporate Income Tax is federal taxable income after the net operating loss and special deductions as reported on the federal income tax return. Because of this, the gain or loss recognized on a reorganization for Maryland Corporate Income Tax purposes will be the same gain or loss recognized for federal tax purposes. For this reason, there is no additional Maryland Corporate Income Tax expected to be imposed on the transactions proposed in the Plan.

Sufficient nexus with the state is required for a corporation to be deemed to be doing business in Maryland. Since the activity of the Holding Company within the state of Maryland is expected to be limited to mere incorporation in the state, it is not expected that the Holding Company will be subject to any significant Maryland Corporate Income Tax.

MARYLAND PERSONAL INCOME TAX

Maryland adopts federal adjusted gross income with certain additions and subtractions as the starting point for the determination of the Maryland Personal Income Tax [Sec. 10-203, Tax General Art.].

MARYLAND SALES AND USE TAX

The Maryland Sales and Use Tax is imposed on retail sales and uses in Maryland of tangible personal property and taxable services [Sec. 11-102(a), Tax General Art.]. Under MD Reg. §03.06.01.13, transfers of tangible personal property to a corporation pursuant to a corporate reorganization within the meaning of Code Section 368(a) are exempt from sales tax as well as transfers of tangible personal property to a corporation upon its organization.

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MARYLAND RECORDATION TAX

The Maryland Recordation Tax is imposed on an instrument of writing recorded with the clerk of the circuit court for a county [Sec. 12-102, Prop. Tax Art.]. An “instrument of writing” includes a deed or contract, a mortgage, deed of trust or other contract creating an encumbrance on real property, a lease of real property, an assignment of a lessee’s interest in real property, articles of transfer, security agreements, articles of merger, and articles of consolidation [Sec. 12-101, Prop. Tax Art.]. There are specific exemptions from the Maryland Recordation Tax for: (1) a transfer of title to real property between a parent corporation and its subsidiary corporation or between two or more subsidiary corporations wholly owned by the same parent corporation meeting certain ownership restrictions if the transfer was for nominal or no consideration or for consideration comprising only the issuance, cancellation, or surrender of stock in a subsidiary corporation [Sec. 12-108(p), Prop. Tax Art.; Sec 13-207 Prop. Tax Art.]; (2) an instrument of writing made pursuant to reorganizations described in IRC Sec. 368(a) [Sec. 12-108(p), Prop. Tax Art.; Sec 13-207, Prop. Tax Art.]; and (3) a transfer of title to real property from a subsidiary corporation to its parent corporation for nominal or no consideration, or for consideration comprising only the issuance, cancellation, or surrender of stock of a subsidiary corporation if the parent corporation previously owned the real property, owns the stock of the subsidiary corporation for a period greater than 18 months, or acquires the stock of the subsidiary corporation which has owned the real property for two years [Sec. 12-108(p), Prop. Tax Art.; Sec. 13-207, Prop. Tax Art.].

OPINION

It is our opinion that:

A.	The Conversion will not result in any additional tax liabilities under the Pennsylvania MTIT. This is provided that there is no additional net income recognized under generally accepted accounting principles as a result of the Conversion.

B.	The Conversion will not result in any additional Pennsylvania CNI tax. This is provided that the Conversion does not result in an increase to the federal taxable income of any of the parties.

C.	The issuance of nontransferable subscription rights to the recipients will not result in any Pennsylvania PIT. This is provided that there is no ascertainable value assigned to the rights.

D.	The Conversion will not result in any Pennsylvania Sales Tax liability.

E.	The Conversion will not result in any Pennsylvania Realty Transfer Tax.

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F.	The payment of cash to the Minority Shareholders in lieu of fractional shares of Holding Company Common Stock will result in capital gain or loss to the recipients for both the Pennsylvania CNI tax and PIT to the extent that the cash received differs from the basis allocable to the fractional shares.

G.	The Conversion will not result in any additional tax liabilities under the Maryland Corporate Income Tax. This is provided that the Conversion does not result in an increase to the federal taxable income of any of the parties.

H.	The Conversion will not result in any additional tax liabilities under the Maryland Sales and Use Tax.

I.	The Conversion will not result in any additional tax liabilities under the Maryland Recordation Tax.

J.	The payment of cash to the Minority Shareholders in lieu of fractional shares of Holding Company Common Stock will result in capital gain or loss to the recipients for both the Maryland Corporate Income Tax and the Maryland Personal Income Tax to the extent that the cash received differs from the basis allocable to the fractional shares.

The state income tax opinions expressed above are limited to those taxes specified in this opinion letter and specifically do not include any opinions with respect to any other taxes. In addition, the opinions herein do not include any opinion with respect to tax liabilities attributable to events after the Conversion or to any assets held or acquired by the Holding Company other than stock of the Bank.

Our opinion is based on the facts and conditions as stated herein, whether directly or by reference to the Federal Tax Opinion. If any of the facts and conditions are not entirely complete or accurate, it is imperative that we be informed immediately, since the inaccuracy or incompleteness could have a material effect on our conclusions. In rendering our opinion, we are relying upon the laws of the Commonwealth of Pennsylvania and the State of Maryland, which are subject to change or modification by subsequent legislative, regulatory, administrative, or judicial decisions. We undertake no responsibility to update or supplement our opinion. Our opinion is not binding on the Internal Revenue Service, the Commonwealth of Pennsylvania, or the State of Maryland, nor can any assurance be given that any of the foregoing parties will not take a contrary position or that our opinion will be upheld if challenged by such parties

USE OF OPINION

This opinion is given solely for the benefit of the parties to the Conversion, the members of the Mutual Holding Company, and other investors who purchase stock pursuant to the Conversion, and may not be relied upon by any other person or entity or referred to in any document without our express written consent.

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CONSENT

We consent to the filing of this opinion as an exhibit to the Mutual Holding Company’s Application for Conversion filed with the Board of Governors of the Federal Reserve System and to the Holding Company’s Registration Statement on Form S-1, as amended, as filed with the SEC. We also consent to the references to our firm in the Prospectus contained in the Application for Conversion and Form S-1, as amended, under the captions “The Conversion and Offering-Material Income Tax Consequences” and “Legal Matters”.

Very truly yours,

/s/S.R. Snodgrass, A.C.

S.R. Snodgrass, A.C.

Wexford, Pennsylvania